Filed Pursuant to Rule 433

Registration No. 333-182469

American International Group, Inc.

$1,200,000,000

3.875% NOTES DUE 2035

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	3.875% Notes Due 2035

Expected Ratings (Moody’s / S&P)*:	Baa1 / A- (stable / stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	January 12, 2015

Settlement Date:	January 15, 2015 (T + 3)

Maturity Date:	January 15, 2035

Principal Amount:	$1,200,000,000

Price to Public:	99.669% of principal amount

Gross Underwriting Discount:	0.875%

Net Proceeds to Issuer Before Expenses:	$1,185,528,000

Spread to Treasury Benchmark:	T + 140 basis points

Treasury Benchmark:	3.125% due August 15, 2044

Treasury Benchmark Yield:	2.499%

Coupon:	3.875%

Yield to Maturity:	3.899%

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing July 15, 2015

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time prior to July 15, 2034 at a discount rate of Treasury + 25 basis points. Par redemption at any time on or after July 15, 2034.

CUSIP/ISIN:	026874DC8 / US026874DC84

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

Co-Managers:

ANZ Securities, Inc.

Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

Junior Co-Managers:	ING Financial Markets LLC Natixis Securities Americas LLC PNC Capital Markets LLC Sandler O’Neill & Partners, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.